UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **April 14, 2004**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer I.D. No.)

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Item 5. Other Events and Regulation FD Disclosure.

The following is a prepared statement given by Chairman James W. Owens at the 2004 Annual Stockholders' meeting held April 14, 2004. The furnishing of these materials is not intended to constitute a representation that such furnishing is required by Regulation FD or that the materials include material investor information that is not otherwise publicly available. In addition, the Registrant does not assume any obligation to update such information in the future.

****

Ladies and gentlemen, this is my tenth Annual Meeting, but my first as CEO and Chairman. Over the years, we have presented our annual results and strategic plans – and we have given you an opportunity to share your thoughts and raise questions about our vision for the future.

This year of leadership transition is no exception. We are focused on sustaining profitable growth which means driving through our $30 billion sales target with record profitability. This means continuing to embed 6 Sigma in the way we do our work … and further elevating the engagement level and safety of Caterpillar people around the world. Our vision is centered around making Cat customers stronger and more successful … continuing to earn their trust and loyalty … and, in so doing, securing a more profitable future for all of us who know and value the Caterpillar brand.

I believe we're on the right path to remain a global leader in this fascinating and intensely competitive industry. After four years of virtually flat sales, we enjoyed a year of solid growth in 2003. Our sales reached $22.8 billion, an increase of 13 percent over 2002. Profit of $1.1 billion or $3.13 per share was up 38 percent compared to $798 million or $2.30 per share in 2002. Further, in October, we raised the dividend by 5.7 percent -- the eighth dividend increase in the last nine years. Including this increase, Caterpillar's quarterly dividend has grown more than eightfold in the last decade on a split-adjusted basis.

Part of our 2003 increase in profit was due to lower core operating costs of $231 million. In the year 2000, we set a goal to take more than $1 billion out of our cost structure by the end of 2004. I'm pleased to report that we are on track to exceed that target. We are also in the process of setting additional cost-reduction targets for 2006 and beyond. Effectively managing cost to enable profitable growth continues to be a critical component of our global leadership strategy, thus ensuring we maintain our global competitive position and deliver attractive financial results through future business cycles.

With the strong pace of global economic expansion, we expect 2004 will be another year of significant growth. We will be announcing our first-quarter results on April 22, and due to legal constraints, I will not be commenting further on the results of our outlook today.

We remain increasingly confident of our goal to reach $30 billion in sales and revenue this decade. In fact, if global economic growth can be sustained at 3 percent or above, we could achieve this sales milestone closer to 2006. As we move forward with a focus on delivering these results, we'll also be working on other issues -- such as developing our strategic game plan for generating profitable growth beyond the $30 billion milestone.

We've identified near-term sources of growth from $20 billion to $30 billion as 50 percent from machinery, including our logistics business; 40 percent from engines; and 10 percent from financial products. As we consider new internal and external investments, we'll focus on achieving our long-term investment return targets of at least 20 percent return on equity.

As always, we are committed to managing our business in a way that upholds the highest standards of ethical behavior. Caterpillar is, in fact, a nationally recognized leader in corporate governance. We began building this reputation years ago, with the 1974 issuance of our Code of Worldwide Business Conduct. The Code has been updated regularly since, and each year Caterpillar managers around the world are required to confirm that they have read, understood and complied with our Code of Conduct.

Good Board governance is also part of our heritage. Our corporate governance guidelines were adopted in 1999, before they were "required." They are reviewed annually and currently meet all SEC and NYSE requirements.

Outside of the Chairman/CEO, our Board of Directors is composed entirely of independent directors. Board members attended 96 percent of board and committee meetings on average over the last five years. In addition, they serve on audit, compensation, governance, and public policy committees, each with a published charter and all of which are composed entirely of independent directors.

In addition, while not required by law, Caterpillar established share ownership guidelines for all option grantees, including corporate officers and directors a decade ago. I'm pleased to note that shareholders have approved all of our equity-based compensation plans. Furthermore, we don't have employment contracts with Executive Officers who can be terminated at will. We have never offered golden parachutes or re-priced stock option grants.

To transparently communicate our governance policies, Caterpillar has established a governance section on our corporate Internet web site. The section offers access to information about our Board of Directors, Guidelines of Corporate Governance, and current Board committees and charters. You can also view our Code of Worldwide Business Conduct and see for yourself why Caterpillar is recognized as a leader in the practice of sound corporate governance. Our leadership team is ever cognizant of the important role that ethical behavior plays in our ability to prosper and, indeed, survive.

We continue to believe that helping to meet society's most basic needs for infrastructure, transportation, and energy will give Caterpillar a very bright future. For that reason, we intend to establish our global business model and achieve profitable leadership in the emerging markets of China, India and the CIS by 2010.

Of these countries, China alone represents the largest growth opportunity in the global construction equipment industry. With 20 percent of the world's population and construction spending exceeding $80 billion last year, China's construction industry is growing rapidly and appears to have staying power. China already represents 55 percent of the global wheel loader unit opportunity. While this market is largely supplied by legacy domestic manufacturers, it is gaining technical sophistication and maturity.

The Chinese excavator industry is also growing rapidly, with most international players active in country. We recently shipped the 10,000[th] Cat hydraulic excavator from our joint venture facility, Caterpillar Xuzhou Ltd. and discussions continue with various producers of construction equipment and power systems in China as we seek a leading role in their industry rationalization. It is our intention to fully implement other aspects of the company's business model in the region -- including dealer development, financing, rental and used equipment businesses. In support of these plans, Caterpillar Financial Services recently obtained approval from the Chinese Ministry of Commerce to establish a leasing operation in China. We understand this would be the second such license granted to a wholly foreign-owned enterprise.

We continue to develop the emerging Indian and CIS markets from both a manufacturing and sales standpoint. As an example, this year we added the manufacture of backhoe loaders to our portfolio in India. That manufacturing portfolio already includes off-highway trucks, track-type tractors, wheel loaders, engines and power generation equipment.   In addition, we have developed a source in the CIS for cost-effective fabrications, which supplies our West European manufacturing operations.

I'm confident of our ability to realize profitable growth in each of these emerging markets because we have an established track record! We'll celebrate our 50th anniversary as a local manufacturer in Brazil this year. We are the market leader there, and our plant in Piracicaba, Brazil, is a world-class operation which generates attractive profitability for the company.

Our presence in global emerging markets continues to grow with the rebound of the mining industry. For example, mining represents about 40 percent of our Latin American business – and that business is following the upward trend in commodity prices.   We made substantial investments in our mining product line over the last eight years -- a commitment made, incidentally, when the industry was in a downturn – and we're seeing the results of that commitment now. We are well positioned today to participate in the global mining recovery.

Our construction equipment business provides a strong foundation for Caterpillar – we have the industry's broadest product line and are already Number One or Number Two with every major product line on every continent. In 2003, construction equipment accounted for more than half of Caterpillar's sales. Large or small, Caterpillar's broad construction equipment product line offers customers a variety of value-added options to help them get the job done right.

In the engine business, ACERT Technology has us superbly positioned for continued growth. Today, Caterpillar is the only engine manufacturer to offer a full line of 2004 on-highway truck engines that are both EPA-certified and compliant. And since the introduction of our new ACERT Technology we have shipped more than 60,000 engines to satisfied customers.

We're now in the process of incorporating ACERT Technology in our machinery offerings to meet the more-stringent future emission requirements in North America and Europe. At the recent Bauma Fair in Germany – the largest industry trade show in the world – we showcased products that will feature ACERT Technology. In this 100th Anniversary Year for our Track-Type Tractor product line – we'll introduce the T-Series Track-Type Tractors: D8T in October … D9T and D10T in December – all with low-emission ACERT Technology. We'll rely on ACERT Technology to help preserve and improve the environment in power generation and marine applications as well.

Growth and progress on the environmental front is not limited to the application of ACERT Technology on reciprocating engines. In December 2003, Solar Turbines launched the Mercury™ 50 gas turbine at the Power Gen International Conference. The 4.6-MW Mercury 50, developed through a cooperative effort with the U.S. Department of Energy, breaks new ground in terms of efficiency and environmental performance in its size class.

The ultra-low-emissions level achieved with the Mercury 50 is only possible on competitive gas turbines with the addition of very costly selective catalytic reduction (SCR) aftertreatment. The breakthrough emissions and thermal efficiency improvements with the Mercury 50 will strongly position Solar for sales growth in industrial and utility applications. The first pre-production unit is scheduled to be commissioned later in 2004 at the VA Hospital in San Diego. Initial production shipments will begin in early 2005.

On the services side, we've seen dramatic growth in our Financial Products Division. From 1997 to 2003, customers have doubled, contracts have increased by more than 80 percent and the receivables portfolio has nearly tripled to more than $20 billion. As evidence of superior performance, Caterpillar Financial Services recently was honored as a winner of the 2003 Malcolm Baldridge National Quality Award – the U.S. top honor for performance excellence and quality achievement.

Our Logistics business, which is included in the machinery segment, continues to grow rapidly and expand its business with its traditional aftermarket parts logistics emphasis, as well as total supply chain solutions. Today, Cat Logistics provides services to Caterpillar and nearly 50 leading companies worldwide. In 2003, we added new clients, including Mazda; Bombardier; Emerson; and GM, supporting their Daewoo subsidiary in Europe. We extended our business relationship with CNH, MCF and others. We project that collectively these additions to our customer portfolio will yield more than $140 million in annual revenue at maturity.

As we pursue future growth opportunities, we'll continue to develop a business model that is holistic in its approach to fully meeting our customers' needs. In partnership with our strong (and global) dealer network, we're committed to a fully integrated model that allows us to design and build the best equipment … to then sell or rent that equipment and provide the best product support during its life cycle … to take trades and then to sell used equipment … in short, to sustain a consistent, supportive relationship with customers through the life cycle of the equipment … including financing and insuring our products, both new and used. Caterpillar customers increasingly ask for – and need – these options and this level of involvement – and working closely with Cat dealers, we intend to meet their demands.

A common thread running through all of our efforts is 6 Sigma. Performance through 6 Sigma is the way we manage our cost efficiency and quality efforts. We are driving 6 Sigma into our New Technology Introduction, New Product Introduction and Continuous Product Improvement processes. With 6 Sigma, we are addressing design, validation and build; manufacturing and assembly; and post-sale support processes, thus dramatically improving our ability to deliver quality products to customers. 6 Sigma teams play a vital role in developing new technologies, eliminating waste and reducing costs.

More than 25,000 Caterpillar employees are directly engaged in 6 Sigma projects across the enterprise, helping us realize improvement throughout the value chain --and we are extending our efforts to incorporate dealers and key strategic suppliers. 6 Sigma continues to help us prove to our shareholders that quality translates to a better bottom line – and that 6 Sigma does increase shareholder value.

In conclusion, let me again thank you for being here with us today – and for your ongoing interest in Caterpillar and its success. We will now begin the question and answer period. If you have a question, please raise your hand and wait for me to call on you. Once I call on you, please come to the microphone in the center and state your name and the number of shares you own and ask your question. In the interest of fairness, please ask only one question until all have had an opportunity to ask a question.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

April 14, 2004   By: /s/James B. Buda
                                                  James B. Buda
                                                  Vice President